December 3, 2024

Lee Choon Wooi
Chief Executive Officer
Starbox Group Holdings Ltd.
VO2-03-07, Velocity Office 2, Lingkaran SV
Sunway Velocity, 55100
Kuala Lumpur, Malaysia

       Re: Starbox Group Holdings Ltd.
           Registration Statement on Form F-3
           Filed November 26, 2024
           File No. 333-283486
Dear Lee Choon Wooi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li